Allwyn Entertainment AG

Weinmarkt 9 6004

Lucerne, Switzerland

March 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg and Mara Ranson

Re:	Allwyn Entertainment AG

  Draft Registration Statement on Form F-4

  Submitted February 18, 2022

  CIK No. 0001908211

Ladies and Gentlemen:

This letter sets forth responses of Allwyn Entertainment AG (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 22, 2022, with respect to the above referenced Draft Registration Statement on Form F-4 filed February 18, 2022 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing the Registration Statement, which reflects these revisions (the “Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form F-4

Notice Of The Extraordinary General Meeting Of Stockholders, page ii

1.

Staff’s comment: We note your disclosure, “At or substantially concurrently with the Closing Date, Swiss NewCo will distribute the Available Cohn Robbins Cash in the following order of priority: ... v. fifth, one-third of any remaining amount shall be retained on the balance sheet of Swiss NewCo as additional primary proceeds and two-thirds shall be distributed to KKCG (the aggregate amount of the payments made to KKCG pursuant to clauses(iii) and (v), the “KKCG Cash Consideration”).” Here and in appropriate places in your filing, so stockholders can evaluate fully the proposed transaction, please disclose the approximate dollar amount of the KKCG Cash Consideration.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Letter of Shareholders of Cohn Robbins Holdings Corp., (“Letter to Shareholders”).

2.

Staff’s comment: We note that Cohn Robbins Initial Shareholders and the other officers and directors of Cohn Robbins have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Letter to Shareholders and on pages 30, 31, 262 and 272 of the Amendment.

Q: What will happen in the Business Combination?, page 17

3.

Staff’s comment: Explain why you are not engaging in an exchange of shares directly with Swiss NewCo and why the transaction has been structured to include multiple steps leading up to owning an interest in Swiss NewCo.

Response: The Company respectfully advises the Staff that the transaction steps reflects a number of Swiss tax and corporate legal considerations, and have been structured to accommodate these considerations while still allowing the SPAC Merger to qualify as a tax-free reorganization of Cohn Robbins Holdings Corp. under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended.

Q. What will holders of Cohn Robbins Ordinary Shares, Cohn Robbins, Public Warrants and SAZKA Shareholders each receive...?, page 19

4.

Staff’s comment: Elaborate upon exactly what each holder will receive in the Business Combination, given the varying ratios applicable to different shareholders and the different outcomes depending upon underlying variables. Include illustrative examples, with a view to informing shareholders of the various possible outcomes of the amounts of cash and number of Class A and B shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 through 22 of the Amendment.

Q. Do I have redemption rights?, page 25

5.

Staff’s comment: Explain how the Bonus Cohn Robbins Class A Shares Available to Non-Redeeming Holders, represented by 6.62 million shares in the table, are captured in the Merger Consideration, as that term is defined elsewhere.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Letter to Shareholders and on page 342 of the Amendment.

Q; What happens to the funds held in the Trust Account upon consummation of the Business Combination?, page 31

6.

Staff’s comment: Revise this discussion to incorporate the concept of “Available Cohn Robbins Cash,” considering it appears that the funds in the trust account, along with the proceeds from the PIPE financing, are anticipated to be used for more than the purposes described here, such as the Primrose Cash Distribution and the KKCG Cash Consideration.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 35 through 36 of the Amendment.

Summary, page 36

7.

Staff’s comment: In an appropriate place in your summary please disclose that the Swiss NewCo Class A Shares to be received by KKCG AG has four times the voting power of the holders of Swiss NewCo Class B Shares to be received by the stockholders of Cohn Robbins. Also, where you discuss the “higher voting power” of such shares in the Letter to Shareholders, revise to quantify the voting power expected to be held by KKCG after the Business Combination and state, if true, that such shares give KKCG the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Letter to Shareholders and on page 41 of the Amendment.

The PIPE Investment, page 42

8.

Staff’s comment: Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE private placement contemplated at the time of the business combination, here and where you mention this investment as a conflict of interest. Clarify the nature of the “Third-Party PIPE Investors” and whether the SPAC’s directors, officers or their affiliates will participate in the private placement, outside of your acknowledgment of the Cohn Robbins Sponsor’s participation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28, 47, 58, 125, 143, 144, 273 and 401 of the Amendment.

Summary Key Segmental Metrics and Pro Rata Financial Information , page 65

9.

Staff’s comment: We note that your presentation of “pro rata” non-IFRS measures, GGR, NGR, Adjusted EBITDA, and other metrics is based on consolidating 100% of the operations of all segments including entities that are accounted for under the equity method. Since in the equity method of accounting you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item, please tell us how you determined that these adjustments do not result in a tailored recognition and measurement method. Refer to Question 100.04 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully advises the Staff that it has considered how Question 100.04, which outlines an example in which a company artificially increases its revenue in a way that is inconsistent with relevant accounting principles, applies to the Company’s situation.

The Company believe that its situation is different. The Company is applying IFRS recognition and measurement principles consistently across the Group, including its equity method investee: LottoItalia.

Revenues (and all other metrics) in the Company’s operating segments disclosures are presented consistently (from the perspective of individual segments) with the accounting principles that are applied on the Group level.

Pro-rata metrics are not presumed to be an alternative or a proxy for the Company’s consolidated results. The Company notes that all pro-rata metrics are lower than the underlying consolidated metrics.

Because of the Company’s complex structure and significant minority holdings in certain of its subsidiaries, the Company is consistently using and presenting pro-rata metrics, and the Company’s stakeholders have become used to presentation of these metrics. Moreover, the presentation of pro-rata metrics is required under certain of the Company’s financing covenants.

All financial information from which the pro-rata metrics are derived are shown in the Company’s consolidated financial statements, primarily in Note 7. The pro rata calculation itself is a relatively simple mathematical calculation, which can be done independently by any user of the Company’s financial information. The Company is only showing the full calculation (and thus providing a clear reconciliation) for the convenience of users of its financial statements.

In summary, the Company does not see such pro rata metrics as an alternative to IFRS metrics, but rather as a calculation put together for the convenience of users. As such, the Company believes that it is not violating guidance on presentation on non-IFRS performance measures.

For the Staff’s convenience, a short presentation highlighting key elements of the disclosure in the Amendment on the pro rata metrics currently used and providing a clear link between the source of data, the calculation itself and the presentation in the Amendment will be provided to the Staff on a confidential and supplemental basis under separate cover.

10.

Staff’s comment: We note several instances where you present Adjusted EBITDA Margin without providing the comparable IFRS margin. Where presenting Non-IFRS margins, please present the comparable IFRS measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Amendment.

11.

Staff’s comment: We note you present Net Gaming Revenue which is computed as Gross Gaming Revenue less Gaming Taxes. Please disclose why management believes the presentation of this non-IFRS measure provides useful information to investors regarding your financial condition and results of operations and how management utilizes this measure. Refer to Item 10(e)(1)(i)(C)(D) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 72 of the Amendment.

12.

Staff’s comment: We note you present the measures, Capital expenditures, Adjusted Free Cash Flow and Cash Conversion. Please disclose why management believes the presentation of these non-IFRS measures provides useful information to investors regarding your financial condition and results of operations and how management utilizes these measures. In addition, please provide a reconciliation to the most directly comparable IFRS measure. Please note that reconciliations should be provided on a segment and consolidated basis if the non-IFRS measures are presented on a segment and consolidated basis. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 72, 76, 77, 78 and 79 of the Amendment.

Certain Segmental Information on 100% Basis and Non-IFRS Financial Measures, page 69

13.

Staff’s Comment: We note your presentation of Adjusted EBITDA for each reporting segment as a non-IFRS performance measures. Please revise your reconciliation of these measures to begin with operating income which is the most directly comparable IFRS measure. Refer to Item 10(e)(1)(i)(A).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 76, 77, 78, and 79 of the Amendment.

14.

Staff’s Comment: We note that you have recorded adjustments for Covid-19 related extraordinary costs and other adjustments and write-offs in your Greece and Cyprus Adjusted EBITDA reconciliation on page 70. Please tell us and clearly disclose what these adjustments represent and how they were computed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Amendment.

Certain Consolidated Unaudited Non-IFRS Financial Information, page 72

15.

Staff’s Comment: We note your presentation of Adjusted EBITDA as a non-IFRS performance measures. Please revise your reconciliation of this measures to begin with net income/loss which is the most directly comparable IFRS measure. Refer to Item 10(e)(1)(i)(A) and Question 103.2 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Amendment.

16.

Staff’s Comment: We note you presentation of Operating EBITDA. Please disclose why management believes the presentation of this non-IFRS measure provides useful information to investors regarding your financial condition and results of operations and how management utilizes this measure, particularly considering you already present the non- IFRS measure, Adjusted EBITDA. Refer to Item 10(e)(1)(i)(C)(D) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 72 of the Amendment.

Material Tax Considerations, page 141

17.

Staff’s Comment: Your disclosure appears to assume that the SPAC Merger qualifies as an F Reorganization in order for U.S. Holders of your securities to have no tax consequences as a result of the SPAC Merger. Because your disclosure depends upon the legal conclusion as to whether the merger qualifies as an F reorganization, and such event appears to be tax-free, you may not assume this conclusion and must provide an opinion as to how the merger qualifies. Revise your disclosure accordingly and provide an opinion as such, consistent with Item 601(b)(8) of Regulation S-K.

Response: The Company respectfully advises the Staff that it plans to file the referenced tax opinion as an exhibit to the next filing of its Registration Statement on Form F-4, and will revise the disclosure accordingly in connection with such filing.

Business of Sazka Entertainment, page 174

18.

Staff’s Comment: Where you describe your Market Share and indicate 100% in a particular market, clarify whether this share is exclusive so that readers can appreciate the ability for competitors to dilute your market share in the future.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 184 of the Amendment.

Sazka Entertainment’s Management’s Discussion and Analysis... Online Distribution Channels, page 223

19.

Staff’s Comment: Revise to depict Italy’s online and physical retain distribution channels. Also, tell us why you have excluded casinos and land-based sports betting from your depiction of Austria’s physical results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 233 of the Amendment.

Private Placement Warrants, page 314

20.

Staff’s Comment: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34 and 35 of the Amendment.

Share Ownership in Swiss NewCo, page 337

21.

Staff’s Comment: Please disclose the percentage of outstanding shares the Class A shareholder must maintain to continue control the outcome of matters submitted to shareholders for approval. Please also disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest. In addition, please disclosed that future issuances of Class A shares may be dilutive to Class B shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 111, 304 and 347 of the Amendment.

Proposal No. 1 - The Business Combination Proposal Certain Engagements in Connection with the Business Combination and Related Transactions, page 355

22.

Staff’s Comment: We note that Credit Suisse performed additional services after the IPO, including equity capital markets advisory services on the potential business combination, and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Elaborate upon the role Credit Suisse played as equity capital market advisor. Quantify the aggregate fees payable to Credit Suisse that are contingent on completion of the business combination for all services provided.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 366 of the Amendment.

Background of the Business Combination, page 363

23.

Staff’s Comment: Please revise to include diagrams detailing the various transaction steps leading up to completion of the Business Combination, including the various ownership interests of the respective parties to the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 374 through 377 of the Amendment.

24.

Staff’s Comment: Elaborate upon why discussions ceased with respect to the 10 targets to whom non- binding letters of intent or term sheets were issued and disclose whether any of the 10 targets provided counter-offers or accepted the terms with a view to continuing discussions with you.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 378 of the Amendment.

25.

Staff’s Comment: On page 365 we note your disclosure “Cohn Robbins continued to actively pursue one (1) other potential business combination target until October 1, 2021.” Please briefly describe the unidentified target and why you chose to cease discussions and agree to an exclusivity period with SAZKA Entertainment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 380 of the Amendment.

26.

Staff’s Comment: Quantify the valuation amount(s), including enterprise values, of SAZKA Entertainment shared by Cohn Robbins between July 12, 2021 and October 1, 2021, how the amounts were arrived at and how those amounts changed over time, if at all, leading up to the $11.6 billion enterprise value. Explain why the enterprise value was adjusted downward on January 9, 2022 to $9.3 billion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 380 through 382 and page 385 of the Amendment.

27.

Staff’s Comment: On page 366 in the second full paragraph you disclose, in part, “After further discussions and meetings between representatives of Cohn Robbins and representatives of each of SAZKA Entertainment and KKCG, Cohn Robbins provided to SAZKA Entertainment and KKCG subsequent proposal letters on the proposed terms of an initial business combination with SAZKA Entertainment on July 29, 2021 and August 24, 2021.” For each meeting in your descriptions of the Background, please revise to more clearly identify each person in attendance at each meeting and the terms that were discussed and revised, and why.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 379 through 388 of the Amendment.

28.	Staff’s Comment: Clarify how the number of newly issued common shares would be determined, pursuant to the Term Sheet terms discussed on page 367.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 382 of the Amendment.

29.

Staff’s Comment: We note disclosure that Citi is acting as your exclusive financial advisor in connection with the Business Combination and that Citi participated in meetings to discuss key commercial points of the Term Sheet, including the enterprise valuation. Revise to elaborate upon Citi’s role as financial advisor and clarify whether Citi prepare any financial analyses for your Board. If so, revise to summarize the analysis consistent with Item 4.(b). of Form S-4 and Item 1015(b)(6) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 380, 382 and 384 of the Amendment.

The Cohn Robbins Board’s Reasons for the Business Combination, page 373

30.

Staff’s Comment:Considering your Board appears to place some weight upon the criteria listed on page 373, please revise to specify the “several criteria and guidelines” the Board believed were met with the recommended Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 389 of the Amendment.

31.

Staff’s Comment: Elaborate upon your discussion of “Attractive Entry Valuation” to explain how the $9.3 enterprise value was calculated and the basis for the Board’s belief that it is attractive and a factor in favor of approving the merger.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 390 of the Amendment.

32.

Staff’s Comment: Elaborate upon the value of the aggregate consideration to be paid and how it was determined to be reasonable in light of the historical and prospective financial information mentioned in the factor “Reasonableness of Aggregate Consideration.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 391 of the Amendment.

Projected Financial Information, page 377

33.

Staff’s Comment: Where you depict the Group pro rata Adjusted EBITDA on page 380, please clearly delineate between the events that have already occurred (since 2019) and are projected to occur, in order to put this data in context. In this regard, please ensure that this discussion includes a robust discussion of the “growth strategies [to] grow sales and improve margins,” which the Board relied upon as a factor in approving this transaction. It is unclear why your disclosure about assumptions is blank, if the Board considered this information already in approving the transaction; please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 394 through 398 of the Amendment.

34.	Staff’s Comment: Explain why the projected information here differs from the investor presentation dated January 21, 2022, which includes public comparables and comparable company benchmarking.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 394 through 398 of the Amendment.

SAZKA Group Consolidated financial statements for the year ended 31 December 2020 and 2019 Notes to the consolidated financial statements 2.3 Composition of the Group, page F-69

35.

Staff’s Comment: We note that you have a 36% effective interest in OPAP S.A. (OPAP) as of December 31, 2020. We also note that through your investment in OPAP you began consolidating Stoiximan beginning November 18, 2020 while you have effective interest in Stoiximan of 30.5% as of December 31, 2020. Please provide us with a detailed analysis of each of the factors in IFRS 10 in determining that you have control for these entities. Please also disclose the dollar value of assets, liabilities, revenue and net income included in your consolidated financial statements related to these entities and provide all of the disclosure required by IFRS 12.

Response: The Company respectfully advises the Staff that the Company’s analysis in determining control focused on the existence of de-facto control which is addressed in IFRS 10 paragraphs B41 – B46 and these paragraphs further refer to IFRS 10 paragraphs B18 – B20. More specifically, per paragraph B18:

Consideration is given, but is not limited, to the following, which, when considered together with its rights and the indicators in paragraphs B19 and B20, may provide evidence that the major investor’s rights are sufficient to give it power over the investee:

a.	The investor can, without having the contractual right to do so, appoint or approve the investee’s key management personnel who have the ability to direct the relevant activities.

b.	The investor can, without having the contractual right to do so, direct the investee to enter into, or can veto any changes to, significant transactions for the benefit of the investor.

c.	The investor can dominate either the nominations process for electing members of the investee’s governing body or the obtaining of proxies from other holders of voting rights.

d.

The investee’s key management personnel are related parties of the investor (for example, the chief executive officer of the investee and the chief executive officer of the investor are the same person).

e.	The majority of the members of the investee’s governing body are related parties of the investor.

The guidance from paragraph 18 was further analyzed as follows:

•

The Group is the largest individual shareholder in OPAP with a 43.12% voting interest and a 36.10% economic interest, and the other 56.88% voting shareholder interest is widely dispersed among numerous other investors, with no one shareholder holding more than 3% of the voting shareholder interest. The Group’s appointees make up the majority of the OPAP board of directors (including the CEO, CFO and Executive Chairman).

•

Through the appointment of the majority of the OPAP board of directors, the Group has the ability to direct the relevant activities of OPAP, such as significant business projects, participations and capital expenditure projects, issuance of money market securities, approval (as appropriate) of annual budgets, business plans, organizational structure, advertising and sponsorship programs, approval of financial statements and shareholders communications, resolutions regarding the financial position, bank lending, regulatory compliance issues and related policies, significant transactions with related parties, review and approval (as appropriate) of recommendations from the committees of OPAP’s board of directors, and protection of legal interests of the Group.

The Group concluded that they have de-facto control of OPAP as they (i) dominate the nomination process of the governing body of OPAP (i.e., OPAP’s board of directors) that directs the relevant activities of OPAP, (ii) can approve key management of OPAP and (iii) can direct whether OPAP enter into significant transactions (e.g., acquisitions).

The Group consolidated Stoiximan as of November 18, 2020, following the acquisition of an additional equity interest of 33.49%. At the date of obtaining control, OPAP S.A. had 84.49% of the voting rights, which constituted control of Stoiximan for consolidation purposes within the meaning of IFRS 10 paragraphs 10 and 11.

The Company refers the Staff to page F-126 – Note 25 for the disclosure of the amounts of assets, liabilities, revenue and net income of OPAP, to pages F-93 through F-99 – Note 7, for net income disclosures related to Stoiximan and to page F-88 through F-90 Note 5(b) for the net assets acquired in the fourth quarter of 2020. In future filings, the Company will add separate columns for Stoiximan in Note 25.

The Company advises the Staff that they believe that all applicable IFRS 12 disclosures have been made in the consolidated financial statements.

Note 3. Significant accounting policies

(d) Revenue recognition and accounting for winnings, page F-77

36.

Staff’s Comment: We note your disclosure that revenues are shown net of value added tax and estimated discounts. Please tell us what these discounts represent and how they are accounted for. Please cite the specific authoritative literature you utilized to support your accounting treatment.

Response: The Company respectfully advises the Staff that in the financial statements for the year ended December 31, 2021 that will be included in future filings, it will remove the sentence “Revenue is shown net of value added tax and estimated discounts”, as there were no material discounts and all applicable revenue recognition polices are described in the significant accounting polices section (d)i-ii, on pages F-62 through F-64.

37.

Staff’s Comment: We note from your disclosure regarding the disaggregation of revenue in footnote 8 on page F-114 and the disclosure on page 188 that you earn revenue from your iGaming product line. Please revise your disclosure to provide your revenue recognition accounting policy and the required disclosures under IFRS 15 as it relates to iGaming.

Response: The Company respectfully advises the Staff that iGaming revenue represents revenue from those games that are solely offered on an online basis. For games that have both land-based and online components, the revenues are reported under the relevant product lines. The iGaming portfolio includes online lottery games, online instant win games, online casino and slot gaming and the revenue recognition follows the policies disclosed under Note 3 (d)i.

The Company will revise the notes to the financial statements for the year ended December 31, 2021 that will be included in future filings to clarify the nature of the iGaming product line, as per below.

iGaming: iGaming revenue represents revenue from those games that are solely offered on an online basis. For games that have both land-based and online components, the revenues are reported under the relevant product lines. The iGaming portfolio includes online lottery games, online instant win games, online casino and slot gaming.

38.

Staff’s Comment: We note from your disclosure that when unclaimed prizes for Instant lotteries (scratch cards) can be recognized as revenue, a provision is recognized instead of unpaid earning. Please clarify your revenue recognition policy as to when unclaimed prizes can be recognized as revenue and cite the specific authoritative literature you utilized to support your accounting treatment.

Response: The Company respectfully advises the Staff that the Company recognizes a payout liability on the sale of the scratch cards depending on the license regulation. For certain licenses (i.e., Greece and Austria), the payout liability is classified as Unpaid Winnings, as the unclaimed prizes are legally obligated to be paid to the local regulators. For the Czech Republic, the payout liability is recognized as a provision under IAS 37, paragraph 11, due to the uncertainty in the amount of the final payout, as unclaimed prizes are retained by the Group. Unclaimed prizes are recognized as revenue when the winner’s right to claim the prize expires (usually in two (2) to three (3) years based on the applicable regulations). Historically, the amount of unclaimed prizes which results in revenue recognition, is immaterial to the financial statements for all years presented.

39.

Staff’s Comment: Please clarify your revenue recognition policy for Betting (odds bets) on a series of events, in which revenue is recognized when the last event is known. Please expand your disclosure to discuss your performance obligation(s) to the customers and who determines when the last event in a series of events occurs. Please cite the specific authoritative accounting literature you utilized to support your accounting treatment.

Response: The Company respectfully advises the Staff that betting (odd bets) are transactions recognized in accordance with IFRS 9 and therefore, there are no performance obligations to be evaluated. In accordance with IFRS 9, the fair value of a financial instrument at initial recognition is normally the transaction price. For the gaming transactions the transaction price, ie. the stake received, does not usually represent the fair value of the financial instrument. IFRS 9App B5.1.2A states that the difference between transaction price and the fair value of the financial instrument may only be recognized in the income statement if the fair value is evidenced by a quoted market price in an active market (level 1) or based on a valuation technique that uses only data from observable markets (IFRS 9 B5.1.2A(a)). In all other cases, Day 1 gains and losses need to be deferred (IFRS 9 B5.1.2A(b)).

For betting transactions, the input parameters do not represent ones that are derived from observable markets and therefore, these transactions result in deferral of income until the event takes place (or last event in case of a series of events (such as, the last football match)). Until the last event result in a series is known, placed bets are recognized on the balance sheet as “prepaid stakes” and no revenue is recognized.

40.

Staff’s Comment: We note your disclosure of revenue from mobile virtual network operator services. Please provide us with a detailed discussion of the type of customer that utilizes this service, the specific good or service being provided, the company’s performance obligation(s), the contract duration and how the fees are charged as it relates to this revenue stream. Please cite the specific authoritative literature you utilized to support your accounting treatment.

Response: The Company respectfully advises the Staff that mobile virtual network operator services are mobile telecommunication services (voice, messages, data) provided to retail customers. On a wholesale basis, the Group purchases a certain volume of voice, message and data services from a telecom company. The Group then sets its own prices for which it offers these services to the retail customer (primarily through prepaid cards). Unused prepaid cards credit is the performance obligation in accordance with IFRS 15 paragraph 22. Revenue is recorded when a service (voice, message, data) is consumed by the customer. The contract duration is short in nature due to the quick use of the prepaid cards and there being only a single service obligation.

41.

Staff’s Comment: We note your disclosure of revenue from mobile phone top-up. Please provide us with a detailed discussion of the type of customer that utilizes this service, the specific good or service being provided, the company’s performance obligation(s), the contract duration and how the fees are charged as it relates to this revenue stream. Please cite the specific authoritative literature you utilized to support your accounting treatment.

In addition, please provide us with your basis for concluding whether to recognize revenue from mobile top-up as a principal vs. an agent under IFRS 15.

Response: The Company respectfully advises the Staff that mobile phone top-up services are the sale of electronic codes (mobile top-ups through prepaid cards) to retail customers. There are two types of customer arrangements and in accordance with IFRS 15 paragraphs B35-B37, the following accounting treatment has been applied:

1) the Group acquires ownership of the electronic codes (usually prepaid cards) and assumes inventory risk. For these, the Group acts as a principal under IFRS 15, paragraph B35, and the performance obligation is the sale of the electronic code. Revenue is recognized in the gross amount of the consideration at a single point in time, when an electronic code is sold to the end user (i.e., the retail customer); or

2) the Group is a distributor of electronic codes (usually prepaid cards) based on the contract with a supplier. The Group does not assume inventory risk and acts as an agent under IFRS 15, paragraph B36. Revenue is recognized upon sale of electronic code to the end user, as the commission is earned based on the contract with the supplier.

42.

Staff’s Comment: We note you disclosure on page F-88 that gaming contracts are considered to be financial derivatives under IFRS 9, if in the transactions, the gaming institution takes a position against its customers. Please quantify the amount and clarify if you record such derivative gains/losses in the Revenue from gaming activities (GGR) or where in your statement of operations you are presenting such revenues.

Response: The Company respectfully advises the Staff that the gaming contracts of the Group are transactions in which the gaming institution (i.e., the Group) takes a position against its customer. Exceptions in which the Group receives only a service fee but does not take a position against its customers are immaterial. For this reason, all material revenue from gaming contracts is recognized in accordance with IFRS 9 and the revenue, including derivative gains/losses, from gaming contracts are presented on the line “Revenue from gaming activities (“GGR”).”

For gaming transactions, the transaction price (i.e., the stake received) does not usually represent the fair value of the financial instrument. IFRS 9, App. B5.1.2A, states that the difference between the transaction price and the fair value of the financial instrument may only be recognized in the income statement if the fair value is evidenced by a quoted market price in an active market (level 1) or based on a valuation technique that uses only data from observable markets. IFRS 9 B5.1.2A(a)). In all other cases, day one gains and losses need to be deferred IFRS 9 B5.1.2A(b)).

Accordingly, the revenue from gaming contracts is recognized either in line with IFRS 9 B5.1.2A(a) (for numerical and instant lotteries), as the outcome of the bets is calculated without any unobservable inputs, or the revenue is deferred until the date when the last event occurs in line with guidance in IFRS 9 B5.1.2A(b) (for betting transactions), where the outcome cannot be predicted without unobservable inputs. The gaming contracts are generally settled in a short time period (i.e., within days).

43.

Staff’s Comment: We note from your disclosure on page F-93 that you record a warranty provision upon the sale of a particular product or the provision of a service. Please tell us the types of warranties that are provided and how these warranties are accounted for under IFRS 15.

Response: The Company respectfully advises the Staff that in the financial statements for the year ended December 31, 2021 that will be included in future filings, it will remove the accounting policy disclosure (iv. Warranty Provision), as the policy is not applicable to the Company for any of the periods presented.

Note 7. Operating segments and alternative performance measures, page F-108

44.

Staff’s Comment: We note you present several alternative performance measures which are not defined under IFRS in your segment disclosure. Please tell us how the presentation of each of these measures is appropriate under the guidance of IFRS 8, particularly paragraphs 25 and 26.

Response: The Company respectfully advises the Staff that the CODM uses more than one measure of profit, assets or liabilities for the purpose of assessing performance and allocating resources, which are as follows:

Non-IFRS measure	Calculated as:	Purpose:
Net gaming revenue (“NGR”)	“Revenues from gaming activities (“GGR”)” less “Gaming taxes”	NGR is more akin to “topline” alternative performance metric (an analogy can be drawn to a “gross profit” or “gross margin” metric for goods or commodities sales) and this term is regularly used in the lottery business. As an industry practice, there are several measures used to monitor the turnover that is used to compare performance of companies in the gaming industry. The reasons are mainly differences in legal jurisdictions, licensing conditions and local GAAP. Therefore, in addition to GGR, the measure of turnover regularly reported to CODM and used by CODM to monitor the performance of the Group is NGR.

Operating EBITDA	“Profit before tax” before “Finance costs, net“, “Depreciation and amortization”, “Impairment of tangible and intangible assets including goodwill”, “Restructuring cost”, “Gain from remeasurement of previously held interest in equity method investee” and “Other gains and losses”	Operating EBITDA is a metric used by the Company’s management to evaluate operating performance of the business. This measure is useful because it provides clear information about performance on a period-to-period basis, without any further adjustments for one-off or non-operational items.

CAPEX	“Acquisition of property, plant and equipment and intangible assets” from the line in the statement of cash flows.	CAPEX is a metric used by the management to monitor and evaluate the level of capital expenditure required to operate our businesses.

Net Debt	“External loans and borrowings” less “Cash and cash equivalents” and less “Other financial assets”	Net Debt is a metric used by the Company’s management to evaluate the Group’s indebtedness in a way consistent with definitions contained within certain of the Company’s financing covenants when they are defined on pre-IFRS 16 basis.

Net Debt + leases	“Net debt” plus “Lease liabilities”	Net Debt + leases is a metric used by the Company’s management to evaluate the Group’s indebtedness in a way consistent with definitions of certain of the Company’s financing covenants when they are defined on post-IFRS 16 basis.

As stated in IFRS 8.26, “the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s financial statements”. All non-IFRS measures are derived as subtotal of lines presented in the income statement, balance sheet and cash flow statement. There are no other adjustments.

45.

Staff’s Comment: We note your presentation of two additional columns “of which Austrian Lotteries” and “of which Stoiximan”. Please tell us your basis for presenting this information in your segment footnote and cite the specific authoritative literature you utilized to support your accounting treatment.

Response: The Company respectfully advises the Staff that IFRS 8 requires a “management approach”, that is, the information presented should be measured on the same basis as it is reported internally, even if the segment information does not comply with IFRS or the accounting policies used in the consolidated financial statements [IFRS 8 Basis for Conclusion BC24 to BC26]. The Group discloses four (4) main reportable segments as reviewed by the CODM. In addition to the review of the operating results for these four (4) main reportable segments, the CODM also monitors and evaluates operating results of certain individual components of those segments (being “Austrian lotteries” part of the Austria segment, and “Stoiximan” part of Greece and Cyprus segment). As a result, this financial information is also included in the IFRS 8 segment disclosures.

46.

Staff’s Comment: In appropriate place in your filing disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels you disclose, including any needed assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 through 25 and pages 345 through 348 of the Amendment.

47.

Staff’s Comment: It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your disclosure related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 through 25 and pages 345 through 348 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson at (212) 446-4756 and Alla Digilova at (212) 390-4023 of Kirkland & Ellis LLP.

Sincerely,

/s/ Robert Chvátal
Robert Chvátal
Chief Executive Officer

Via E-mail:

cc:	Peter Seligson

Alla Digilova

Kirkland & Ellis LLP

Howard L. Ellin

June S. Dipchand

Skadden, Arps, Slate, Meagher & Flom LLP